EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT OF
EXETER FINANCE LLC

I, Ben Miller, certify that:

(a)            A review of Exeter Finance LLC’s activities and of its performance under the Sale and Servicing Agreement, dated as of October 24, 2021 (the “Sale and Servicing Agreement”), among Exeter Holdings Trust 2021-4, EFCAR, LLC, Exeter Finance LLC, as servicer (in such capacity, the “Servicer”), Exeter Automobile Receivables Trust 2021-4, and Citibank, N.A., as indenture trustee and backup servicer, during the year ended December 31, 2022 has been made under my supervision.

(b)            To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Sale and Servicing Agreement in all material respects throughout the aforementioned period.

March 31, 2023

By:  /s/ Ben Miller
Ben Miller
Executive Vice President and Treasurer
Exeter Finance LLC, as Servicer of Exeter
Automobile Receivables Trust 2021-4